

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2012

Carol Meltzer, Esq.
General Counsel
Spectrum Group International, Inc.
1063 McGaw
Irvine, CA 92614

> **Re:** **Spectrum Group International, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed April 27, 2012**
> **File No. 333-180214**

Dear Ms. Meltzer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you have had preliminary discussions with potential investors regarding a backstop commitment by such investors at a subscription price of $1.90 per share as well as the purchase by these investors of additional shares contingent on the closing of the rights offering. Please provide the legal basis explaining why the registration of these subscription rights and the underlying common stock may be bifurcated and not integrated with these transactions. Please see Securities Act Release No. 8828 (August 3, 2007) and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

2. Please briefly describe the backstop commitment on the prospectus cover. Also describe in the prospectus the material terms of the backstop commitment, including the maximum

number of shares in the backstop and the identity of the investors. File any related agreement as an exhibit.

3. We note your response to comment 2 in our letter dated April 16, 2012 that the Item 512(c) undertaking has been revised and modified. It does not appear this undertaking has been modified. Please clarify or revise.

Material U.S. Federal Income Tax Consequences, page 33

4. We note your response to comment 5 in our letter dated April 16, 2012 and the related revisions in your filing. Please also delete the word "certain" when referring to your discussion on Material U.S. Federal Income Tax Consequences, such as on pages 4 and 10.

5. We note your response to comments 1 and 6 in our letter dated April 16, 2012. Because you are representing that shareholders will not recognize any gain or loss upon receipt and exercise of the subscription rights, the tax consequences appear material and a tax opinion is required. Please see Section III.A.2 and footnote 39 of Staff Legal Bulletin No. 19.

Exhibit 5.1

6. Please have counsel also opine that the Rights are binding obligations of the Company under the law of the jurisdiction governing the rights agreement. Please see Section II.B.1.f of Staff Legal Bulletin No. 19.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Abbe Dienstag
       Kramer Levin Naftalis & Frankel LLP